

July 12, 2010

George F. McKenzie
President and Chief Executive Officer
Washington Real Estate Investment Trust
6110 Executive Blvd., Suite 800
Rockville, MD 98104

      Re: **Washington Real Estate Investment Trust**
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Filed February 26, 2010
                File No. 001-06622

Dear Mr. McKenzie:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7: Management's Discussion and Analysis, page 20

1.   We note that economic occupancy is calculated by dividing your actual rental revenue by your gross potential real estate rental revenue. Please tell us how you determine your gross potential real estate rental revenue. For instance, please clarify how you determine the potential rental revenue of vacant space. Please provide similar clarification in future filings, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3386 if you have questions regarding the processing of your response as well as any questions regarding comments on your Form 10-K.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Jeffrey E. Jordan, Esq.
        Arent Fox LLP
        Via Facsimile: (202) 857-6395